

April 6, 2016

Robert T. Halpin
Senior Vice President and Chief Financial Officer
Crestwood Midstream Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Midstream Partners LP**
> **Registration Statement on Form S-4**
> **Filed March 7, 2016**
> **File No. 333-210000**

Dear Mr. Halpin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to the Notes

"We may not be able to generate sufficient cash flow to meet our debt obligations…," page 12

1. We note your disclosure regarding general cash flow variances which may affect your ability to meet your debt obligations. Please tell us what consideration you gave to disclosing more specific cash flow and customer credit concerns in view of the fact that Quicksilver Resources Inc. recently filed for bankruptcy protection and the status of your current and future services to Quicksilver and the Barnett Shale operations remain uncertain; or advise if you do not believe that more specific disclosure is required.

Incorporation by Reference of Certain Documents, page 89

2.   We note that you have incorporated by reference the filings made by Crestwood Midstream Partners LP under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Please provide us with your analysis as to the eligibility of the company to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1

3.   We note that the opinion is limited to the laws of Delaware and New York; however, several of the guarantors identified in Annex A to the opinion letter appear to be organized under the laws of Texas. To provide the binding obligation opinion for the guarantors organized in Texas, an opinion must also consider the laws of Texas. Please revise. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

4.   Annex A appears to exclude certain guarantors identified in the registration statement (e.g. Crestwood Operations LLC, Crestwood Sales & Service Inc., Crestwood Services LLC, Crestwood Transportation LLC, and Crestwood West Coast LLC). Additionally, we note inconsistent references between the registration statement and Annex A to the opinion letter involving Central New York Oil and Gas Company, L.L.C. and Stagecoach Pipeline & Storage Company LLC, the apparent successor entity. Please advise or have counsel revise its opinion letter accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Gillian A. Hobson, Esq.
        Vinson & Elkins LLP